Exhibit 99.1

Not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

For immediate release

7 November 2018

RECOMMENDED ALL-SHARE MERGER
of
BARRICK GOLD CORPORATION
and
RANDGOLD RESOURCES LIMITED

APPROVALS OBTAINED AT ADJOURNED JERSEY COURT MEETING AND
ADJOURNED EXTRAORDINARY GENERAL MEETING

On 24 September 2018, the Boards of Randgold Resources Limited (“Randgold”) and Barrick Gold Corporation (“Barrick”) announced that they had reached agreement on the terms of a recommended share-for-share merger of Barrick and Randgold (the “Merger”). The Merger is being implemented by means of a court-sanctioned scheme of arrangement of Randgold and the Randgold Shareholders under Article 125 of the Companies (Jersey) Law 1991.

Randgold is pleased to announce that, at the adjourned Jersey Court Meeting and the adjourned Extraordinary General Meeting (the "Meetings") convened in relation to the proposed Scheme and held earlier today:

•	the Scheme was approved by the requisite majority of Scheme Shareholders at the adjourned Jersey Court Meeting; and

•	the Randgold Shareholders voted to pass the Special Resolution approving the implementation of the Scheme and the amendment of the Randgold Articles at the adjourned Extraordinary General Meeting.

Details of the resolutions passed at the Meetings are set out in the notices of the Meetings contained in the scheme document dated 4 October 2018 (the "Scheme Document").

Voting results of the adjourned Jersey Court Meeting

At the adjourned Jersey Court Meeting, a majority in number of the Scheme Shareholders who voted (either in person or by proxy), representing not less than 75 per cent of the voting rights of all Scheme Shares voted, voted in favour of the Scheme and, accordingly, the resolution was duly passed. Details of the votes cast are set out in the table below:

	Votes For	For %	Votes Against	Against %
No. of Scheme Shares voted	66,518,870	95.16	3,385,544	4.84
No. of Scheme Shareholders who voted	478	87.07	71	12.93
No. of Scheme Shares voted as a percentage of total number of Scheme Shares	-	70.41	-	3.58

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Voting results of the adjourned Extraordinary General Meeting

At the adjourned Extraordinary General Meeting, the Special Resolution was duly passed on a poll vote. Details of the votes cast are set out in the table below:

Special Resolution	No. of Votes For	For %	No. of Votes Against	Against %	Total No. of Votes	Withheld (number)*
Approval of implementation of the Scheme, including amendments to Randgold's articles of association	66,337,781	94.87	3,587,493	5.13	69,925,274	62,502

*A withheld vote is not a vote in law and, accordingly, is not counted in the calculation of the proportion of votes "For" and "Against" the resolution concerned. Any proxy appointments which gave discretion to the Chairman have been included in the vote "For" total.

The total number of Randgold Shares in issue at the Scheme Voting Record Time was 94,475,346.

Copies of the resolutions passed at the Meetings have been submitted to the National Storage Mechanism and will be available for inspection at: http://www.morningstar.co.uk/uk/NSM.

Effective Date and Timetable

The Merger remains subject to the satisfaction or (if capable of waiver) waiver of the remaining Conditions set out in Part A of Part 3 of the Scheme Document, including the Jersey Court's sanction of the Scheme at the Jersey Court Hearing. The competition clearance for the Merger in South Africa was received on 31 October 2018. Barrick shareholder approval was obtained on 5 November 2018.

The expected timetable of principal events for the implementation of the Scheme remains as set out in the announcement dated 31 October 2018.

The Jersey Court Hearing is expected to be held on 17 December 2018 and the Scheme is expected to become effective on 1 January 2019. It is intended that dealings in Randgold Shares (including Randgold Shares underlying the Randgold ADSs) will be suspended at 5.00 p.m. on 31 December 2018. If the Jersey Court sanctions the Scheme it is intended that Barrick will procure that Randgold makes an application to cancel the admission to trading of Randgold Shares on the main market of the London Stock Exchange, to take effect at 8.00 a.m. on 2 January 2019. The above dates are indicative only and will depend, among other things, on the date upon which the Jersey Court sanctions the Scheme.

If any of the key dates set out in the expected timetable change, an announcement will be made via a Regulatory Information Service.

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All references to time in this announcement are to London time unless otherwise stated. Capitalised terms in this announcement, unless otherwise defined, have the meaning given to them in the Scheme Document.

Enquiries

Randgold
Chief Executive Mark Bristow	Financial Director Graham Shuttleworth	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com
CIBC (financial adviser to Randgold)
Neil Johnson	+44 20 7234 6000
Oliver Ward
Barclays (financial adviser and corporate broker to Randgold)
Paul Knight	+1 (416) 863 8900
Nishant Amin Andrew Tusa	+44 (0) 20 7623 2323 +44 (0) 20 7623 2323
Barrick
Deni Nicoski Senior Vice President Investor Relations Telephone: +1 416 307-7474 Email: dnicoski@barrick.com	Andy Lloyd Senior Vice President Communications Telephone: +1 416 307-7414 Email: alloyd@barrick.com	Carole Cable Partner Brunswick Group LLP Tel +44 (0)20 7404 5959 Direct +44 (0)20 7396 7458 Mob +44 (0)7974 982 458 ccable@brunswickgroup.com

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M. Klein and Co. (financial adviser to Barrick)

David Friedman	+1-212-380-7500

Peter Seibold

Cyrus Hiramanek

Morgan Stanley (financial adviser to Barrick)

Colm Donlon	+44 207 425 8000

Richard Tory	+1 416 943 8400

Jan Lennertz	+1 212 761 4000

Further information

This announcement is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities of Randgold in any jurisdiction in contravention of applicable law. Subject to the right of Barrick to implement the Merger by way of a Takeover Offer in accordance with the terms of the Cooperation Agreement, the Merger will be implemented solely by means of the Scheme Document, which contains the full terms and conditions of the Merger including details of how to vote in respect of the Merger.

Please be aware that addresses, electronic addresses and certain other information provided by Randgold Shareholders, persons with information rights and other relevant persons for the receipt of communications from Randgold may be provided to Barrick during the offer period as required under Section 4 of Appendix 4 of the Code to comply with Rule 2.11(c).

M. Klein and Co., which is authorized by the U.S. Securities & Exchange Commission and regulated in the United States by the Financial Industry Regulatory Authority (“FINRA”) and the U.S. Securities & Exchange Commission, is acting exclusively for Barrick and no one else in connection with the Merger and will not be responsible to anyone other than Barrick for providing the protections afforded to clients of M. Klein and Co. or for providing advice in relation to the Merger or any other matter referred to in this announcement. Neither M. Klein and Co. nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of M. Klein and Co. in connection with any matter referred to in this announcement or otherwise.

Morgan Stanley, which is authorised by the Prudential Regulation Authority (“PRA”) and regulated by the FCA and the PRA in the United Kingdom, is acting exclusively as financial adviser to Barrick and no one else in connection with the Merger, this announcement and the matters described herein, and shall not be responsible to anyone other than Barrick for providing the protections afforded to clients of Morgan Stanley or for providing advice in connection with the Merger, this announcement or any matter referred to herein. Neither Morgan Stanley nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Morgan Stanley in connection with the Merger, this announcement or any matter referred to herein.

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CIBC, which is supervised and regulated by the Office of the Superintendent of Financial Institutions in Canada and, in the UK, authorised by the PRA, subject to regulation by the FCA and limited regulation by the PRA, is acting exclusively as financial adviser to Randgold and for no one else in connection with the Merger and will not be responsible to anyone other than Randgold for providing the protections afforded to clients of CIBC or for providing advice in relation to the Merger, the content of this announcement or any matter or other document referred to herein. Neither CIBC nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of CIBC in connection with this announcement, any statement contained herein, the Merger or otherwise.

Barclays, which is authorised by the PRA and regulated in the United Kingdom by the FCA and the PRA, is acting exclusively for Randgold and no one else in connection with the Merger and will not be responsible to anyone other than Randgold for providing the protections afforded to clients of Barclays or for providing advice in relation to the Merger or any other matter referred to in this announcement. Neither Barclays nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Barclays in connection with any matter referred to in this announcement or otherwise.

Overseas jurisdictions

The release, publication or distribution of this announcement in or into jurisdictions other than Canada, the United States, the United Kingdom and Jersey may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than Canada, the United States, the United Kingdom and Jersey should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular the ability of persons who are not citizens of and resident in Canada, the United States, the United Kingdom or Jersey, to vote their Randgold Shares with respect to the Scheme at the Jersey Court Meeting, or to appoint another person as proxy to vote at the Jersey Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. Relevant clearances have not been, and will not be, obtained from the securities commission or similar regulatory authority of any province or territory of Canada. To the fullest extent permitted by applicable law, the companies and persons involved in the Merger disclaim any responsibility or liability for the violation of such restrictions by any person. This announcement has been prepared for the purposes of complying with applicable English law, Jersey law, certain applicable securities laws in Canada and the United States, the Listing Rules, the rules of the London Stock Exchange and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of the UK and Jersey.

Copies of this announcement and formal documentation relating to the Merger will not be and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Merger. If the Merger is implemented by way of Takeover Offer (unless otherwise permitted by applicable law or regulation), the Takeover Offer may not be made, directly or indirectly, in or into or by use of the mails or any other means or instrumentality (including, without limitation, facsimile, email or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Takeover Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within any Restricted Jurisdiction.

Further details in relation to Overseas Shareholders are contained in the Scheme Document and Randgold Shareholders are advised to read carefully the Scheme Document.

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Cautionary note regarding forward-looking statements

This announcement (including information incorporated by reference in this announcement), oral statements made regarding the Merger, and other information published by Barrick and Randgold contain statements which are, or may be deemed to be, “forward-looking statements” or “forward-looking information” under applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of Barrick and Randgold about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.

The forward-looking statements contained in this announcement include statements relating to the timing of the Jersey Court Hearing, and the sanction of the Scheme by the Jersey Court. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “is expected”, “is subject to”, “is intended”, “depend on”, or variations of such words and phrases or statements that certain actions, events or results “may” or “will” be taken, occur or be achieved. Although Barrick and Randgold believe that the expectations reflected in such forward-looking statements are reasonable, Barrick and Randgold can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.

These factors include, but are not limited to: the ability to consummate the Merger; the ability to obtain requisite court approvals and the satisfaction of other Conditions on the proposed terms and schedule; the potential impact of the Announcement, the Scheme Document, this announcement or the consummation of the Merger on relationships, including with employees, suppliers, customers and competitors; future market conditions; changes in general economic, business and political conditions; the behaviour of other market participants; the anticipated benefits from the proposed transaction not being realised as a result of changes in general economic and market conditions in the countries in which Barrick and Randgold operate; weak, volatile or illiquid capital and/or credit markets, changes in tax rates, interest rate and currency value fluctuations; the degree of competition in the geographic and business areas in which Barrick and Randgold operate; changes in laws or in supervisory expectations or requirements; and the risk factors set out at Part 4 (Risk factors) of the Scheme Document and elsewhere in the Scheme Document. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors. Neither Barrick nor Randgold, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with their legal or regulatory obligations (including, but not limited to, under the Listing Rules and the Disclosure and Transparency Rules), neither Barrick nor Randgold is under any obligation, and Barrick and Randgold expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Dealing disclosure requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

The defined terms used in this section "Dealing disclosure requirements" are defined in the Code which can be found on the Takeover Panel's website.

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Publication on Website

A copy of this announcement will be made available (subject to certain restrictions relating to persons resident in Restricted Jurisdictions) on Randgold’s website at www.randgoldresources.com and Barrick’s website at www.barrick.com and www.barrick.com/a-new-champion by no later than 12 noon (London time) on the business day following the date of this announcement in accordance with Rule 26.1(a) of the Code. The content of the websites referred to in this announcement are not incorporated into and do not form part of this announcement.

This announcement will also be available on SEDAR under Randgold’s profile at www.sedar.com and on EDGAR under Randgold’s profile at www.sec.gov.

Requesting hard copy documents

In accordance with Rule 30.3 of the Code, a person so entitled may request a hard copy of this announcement by contacting Computershare during business hours at 03707074040 (from within Jersey or the UK) or +44 3707074040 (from outside Jersey or the UK) or by submitting a request in writing to Computershare Investor Services PLC, Corporate Actions Team, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY. If you have received this announcement in electronic form, copies of this announcement and any document or information incorporated by reference into this document will not be provided unless such a request is made.

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